April 8, 2015

TO:

All Securities Commissions of Canada

Toronto Stock Exchange

Re:  Notice of Meeting and Record Dates Under NI 54-101

In accordance with NI 54-101, we hereby give you notice of a meeting of the shareholders for the undermentioned issuer:

Issuer:

Fortuna Silver Mines Inc.

Meeting Date:

Thursday, June 18, 2015

Record Date for Notice and Voting:

Monday, May 4, 2015

Beneficial Ownership Determination Date:

Monday, May 4, 2015

Security Description:

Common Shares

CUSIP:

349915 10 8

ISIN:

CA3499151080

Meeting Type:

Annual

Issuer Sending Material via Notice-and-Access:

Yes

Issuer Sending Material Directly to NOBOs:

No

Issuer Paying to Send Material to OBOs:

Yes

FORTUNA SILVER MINES INC.

Per:      “Sally Whittall”

Sally Whittall,

Corporate Secretary